UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

February 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,788,652(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,788,652(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,788,652(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,788,652(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,788,652(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,788,652(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLP Denali Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,788,652(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,788,652(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,788,652(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLP Denali Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,788,652(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,788,652(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,788,652(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,788,652(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,788,652(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,788,652(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,788,652(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,788,652(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,788,652(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,788,652(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,788,652(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,788,652(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,788,652(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,788,652(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,788,652(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,788,652(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,788,652(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,788,652(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,788,652(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,788,652(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,788,652(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,788,652(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,788,652(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,788,652(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 36,788,652 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Reflects the sale, which closed on February 15, 2017, of 1,461,514 shares of Class A Common Stock to the Issuer by EMC Equity Assets LLC in the transaction reported in Item 5(c). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Item 1.	Security and Issuer

This Amendment No. 4 (the “Amendment No. 4”) amends the statement on Schedule 13D originally filed by the Reporting Persons on September 19, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 7, 2016, Amendment No. 2 to the Schedule 13D filed on December 16, 2016 and Amendment No. 3 to the Schedule 13D filed on December 22, 2016 (as so amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

The Class A Common Stock of the Issuer reported as beneficially owned in the Schedule 13D is directly held by EMC Corporation (“EMC”) or its wholly-owned subsidiary, EMC Equity Assets LLC (“EMC Sub”). EMC is a wholly-owned subsidiary of Dell Inc., which is indirectly wholly-owned by Dell Technologies Inc. (“Dell Technologies”). Dell Technologies is owned by investors including certain of the Reporting Persons, Michael S. Dell, a separate property trust for the benefit of Mr. Dell’s wife and funds affiliated with MSD Partners, L.P. This Amendment is being filed to report the following events in connection with the transactions disclosed in Amendment No. 2 to the Schedule 13D: (a) the sale, which closed on February 15, 2017, by EMC Sub of an additional 1,461,514 shares of the Issuer’s Class A Common Stock to the Issuer; and (b) a reduction in the respective percentages of the outstanding Class A Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Persons as a result of such sale of Class A Common Stock by EMC Sub to the Issuer.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Amendment and the information set forth or incorporated in Items 2 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Items 5 (a), (b) and (c) are hereby amended and restated as follows:

(a) – (b) After completion of the transaction reported in Item 5(c), the Reporting Persons may be deemed to beneficially own an aggregate of 336,788,652 shares of the Issuer’s Class A Common Stock, which includes (i) 36,788,652 shares of the Issuer’s Class A Common Stock held by EMC or EMC Sub and (ii) 300,000,000 shares of the Issuer’s Class B Common Stock held by EMC, which are convertible into shares of Class A Common Stock on a one-for-one basis at any time at EMC’s election, representing approximately 82.4% of the issued and outstanding shares of the Issuer’s Class A Common Stock calculated on the basis of Rule 13d-3 of the Exchange Act. The percentages of beneficial ownership in this Schedule 13D are based on 410,061,500 shares of common stock of the Issuer outstanding as of February 6, 2017, and include 110,061,500 shares of Class A Common Stock and 300,000,000 shares of Class B Common Stock, as provided by the Issuer, reflect that the 1,461,514 shares of Class A Common Stock sold to the Issuer on February 15, 2017 in connection with the transactions reported herein are no longer outstanding following such transaction and assume conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. As further described in Item 6 of the Schedule 13D, the Reporting Persons may be deemed to share voting and dispositive power over all shares reported herein with EMC, EMC Sub (to the extent of its direct holdings), Dell Technologies and certain of its other subsidiaries, and Mr. Dell. Dell Technologies, EMC, EMC Sub and Mr. Dell separately file Schedule 13D filings reporting their respective beneficial ownership of such securities.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A of the Schedule 13D is set forth in Annex A of the Schedule 13D and is incorporated herein by reference in response to this Item 5.

(c) On February 15, 2017, EMC Sub sold, at a price of $80.17117 per share, an additional 1,461,514 shares of Class A Common Stock to the Issuer pursuant to a stock purchase agreement, dated as of December 15, 2016, by and among Dell Technologies, EMC Sub and the Issuer (the “Stock Purchase Agreement”). As reported in Amendment No. 3 to the Schedule 13D, under the Stock Purchase Agreement, EMC Sub sold 4,775,142 shares of Class A Common Stock to the Issuer for a cash payment of approximately $375 million at an initial price of $78.5317 per share, subject to adjustment, in an initial closing that occurred on December 22, 2016. The number of shares of Class A Common Stock sold at the second closing was determined in accordance with the Stock Purchase Agreement by dividing (x) the $500 million aggregate purchase price for all shares purchased at both closings under the Stock Purchase Agreement (of which the $125 million remaining balance was paid in cash by the Issuer at the closing which occurred on February 15, 2017) by (y) a final price of $80.17117 per share as of

February 8, 2017, based on the volume-weighted average price per share of the Class A Common Stock as reported on the New York Stock Exchange during a specified reference period, less a discount of 3.5% from that per share price, and subtracting from such number of shares the 4,775,142 shares delivered at the initial closing on December 22, 2016. Including the shares sold at the closing which occurred on February 15, 2017, EMC Sub has sold a total of 6,236,656 shares of Class A Common Stock to the Issuer at such final price of $80.17117 per share. The terms of the Stock Purchase Agreement are described in Amendment No. 2 to the Schedule 13D, and a copy of the Stock Purchase Agreement is filed as an exhibit thereto.

Except as set forth in this Amendment, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock since the filing of Amendment No. 3 to the Schedule 13D on December 22, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2017

Silver Lake Partners III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Director

Silver Lake Technology Investors III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Director

SLP Denali Co-Invest, L.P.
By:	SLP Denali Co-Invest GP, L.L.C., its general partner
By: Silver Lake Technology Associates III, L.P., its managing member
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Director

SLP Denali Co-Invest GP, L.L.C.
By:	Silver Lake Technology Associates III, L.P., its managing member
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Director

Silver Lake Technology Associates III, L.P.
By:	SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Director

SLTA III (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Director

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Director

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Director

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Director

SLTA IV (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Director

Silver Lake Group, L.L.C.

By:	/s/ Egon Durban
Name: Egon Durban
Title: Managing Director